Exhibit 99.26

Texas Hospital to Deploy Pro V2 Non-Lethal Security Devices

Lubbock Facility Purchases 40 Units, Training From Guardian 8

SCOTTSDALE, AZ--(Marketwired - Feb 4, 2015) - Guardian 8 Corporation, a wholly owned subsidiary of Guardian 8 Holdings (OTCQB: GRDH), today announced that Covenant Health in Lubbock, Texas, has purchased 40 Pro V2 Enhanced Non-Lethal (ENL) defense devices.

The Pro V2 was designed by Guardian 8 to fill a need in professional security for an intermediate, multi-function tool that provides incident recording, non-lethal layered defense and two-way communication. The purchase includes training for 10 instructors.

The Pro V2 is used by security personnel at hospitals and medical centers to defuse situations before they escalate. The device is the only one of its kind that addresses the need for a non-lethal response in sensitive environments such as hospitals.

"We are always looking for ways to improve security at our medical center to keep our patients and employees safe," said Steve Barker, Covenant Health Director of Security and Parking. "We feel the Pro V2 is cutting-edge technology that will make us a leader when it comes to security, while reducing our liability risk."

Hospital security teams using a Pro V2 successfully de-escalated incidents in Connecticut and Massachusetts. Platinum Event Services at the Cotton Bowl in Dallas used Pro V2 units to stop a crime in progress, and later to avoid a false claim of excessive use of force.

"Covenant Health joins a growing list of companies and institutions that are turning to the Pro V2 to protect their employees and the general public," said Guardian 8 CEO Steve Cochennet. "The health care industry has realized the need for a defensive tool that is intermediate to unarmed and armed security officers."

The Pro V2 is designed for use in a variety of settings where a non-lethal response is preferred. They include hospitals, security providers, public venues such as entertainment and hospitality sites, university campuses, and government service providers. The latter was recently secured through a sole source partnership with ADS Tactical to provide the Pro V2 product line through the GSA Schedule 84.

To learn more or to watch a product demo, go to Guardian8.com

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly-owned operating subsidiary, Guardian 8 Corp., is the developer and manufacturer of the Pro V2. The enhanced non-lethal (ENL) response to threats revolutionizes workplaces safety and mitigates risk. The Pro V2 helps the operator protect themselves and others, allows time for law enforcement to respond, and initiates communication and incident recording. Guardian 8 was awarded a "Campus Safety BEST Award" for 2014, was named one of "Ten Companies to Watch" by the Phoenix Business Journal, and landed an ASIS Accolades Award for "Security's Best." To learn more, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

About Covenant Health

Covenant Health is the largest health care institution in its region with 1,077 licensed beds, more than 5,000 employees and a medical staff of more than 600 physicians at its cornerstone facilities. Covenant is a member of St. Joseph Health System in Orange County and serves a 62-county area spanning West Texas and eastern New Mexico, with a population in excess of 1.2 million. Learn more about Covenant Health at www.covenanthealth.org.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the Covenant Health order; actual acceptance of the Pro V2 device in hospital and healthcare facilities; actual purchases of the Pro V2 device; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

Investor Relations
Casey Burt
IN2NE, Corp.
350 SE 8th Street
Pompano Beach, FL 33060
O: 561-929-2324
crburt2@gmail.com